UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Board Approval of the Share Transfer Agreement

FST Corp. (the “Company”) previously announced that, on January 15, 2025, FST Merger Ltd., a Cayman Islands exempted company with limited liability and a direct wholly owned subsidiary of the Company (“Merger Sub”) merged with and into Chenghe Acquisition I Co., a Cayman Islands exempted company with limited liability (“Chenghe”) with Chenghe being the surviving company and as a direct, wholly-owned subsidiary of the Company, pursuant to that certain Business Combination Agreement, dated as of December 22, 2023 (the “Business Combination Agreement” and the underlying transaction, the “Business Combination”), by and among the Company, Chenghe, Merger Sub, and Femco Steel Technology Co., Ltd. (“Femco”).

Pursuant to the Business Combination Agreement, the Company acquired at least 90% of all issued and outstanding shares in the capital of Femco in exchange for ordinary shares of the Company on or prior to the closing of the Business Combination. On March 10, 2025, the board of directors of the Company unanimously approved a proposed share transfer agreement with Femco (the “Share Transfer Agreement”), whereby the Company will acquire the remaining 0.66% of the issued and outstanding shares, a total of 359,804 shares, of Femco (the “Remaining Shares”) for consideration in cash to be paid by the Company of NTD23.75 per share of Femco to the rest of the shareholders of Femco who will not elect their dissenting right (“Shareholders”).

The Share Transfer Agreement and the transaction contemplated therein (the “Transaction”) will be governed by and conducted in accordance with the Taiwan Business Mergers and Acquisitions Act, pursuant to which the Share Transfer Agreement will be binding to the Shareholders and the Remaining Shares will be mandatorily transferred to the Company in exchange for the consideration at closing, provided that Shareholders who elect their dissenting right will not be bound by the Share Transfer Agreement, and their shares will be repurchased and cancelled by Femco. After the completion of the Transaction, Femco will become a wholly-owned subsidiary of the Company. The consummation of the Transaction is subject to, among others, the approval of the Department of Investment Review of the Ministry of Economic Affairs of Taiwan.

The foregoing description of the Share Transfer Agreement contained in this Report does not purport to be complete and is qualified in its entirety by the text of the Share Transfer Agreement, which will be included in future filings of the Company with the U.S. Securities and Exchange Commission (the “SEC”).

Cautionary Note Regarding Forward-Looking Statements

Some of the information contained in this Report, or incorporated by reference herein, constitutes “forward-looking statements” within the definition of the Private Securities Litigation Reform Act of 1995. These statements can be identified by forward-looking words such as “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” or similar words. Investors should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition, or state other “forward-looking” information.

The Company believes it is important to communicate its expectations to its shareholders. However, there may be events in the future that management of the Company is not able to predict accurately or over which they have no control. The cautionary language contained in this Report and incorporated herein by reference involves a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to the factors discussed under the “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in the proxy statement/prospectus included in the Registration Statement on Form F-4, which was filed by the Company with the SEC and declared effective by the SEC on December 3, 2024, which sections are incorporated herein by reference. Accordingly, undue reliance should not be placed on these forward-looking statements. The Company undertakes no obligation to revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports that the Company will file from time to time with the SEC after the date of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: March 12, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

2